Avua Corporation
Statements of Income and Expenses
For the Twelve Months Ended 2016

	December 31, 2016	December 31, 2015
Sales	$889,750	$535,649
Cost of Goods Sold	388,212	322,594
Gross Profit	**501,538**	**213,055**
Operting Expenses:		
Freight, Warehousing and Storage	65,597	61,155
Brand Service Fees	63,192	64,471
Consulting Expense	78,969	59,737
Sales and Marketing Expenses	331,338	229,227
General and Administrative Expenses	48,360	36,546
Total Operating Expenses	587,456	451,136
Income (Loss) from Operations	(85,918)	(238,081)
Other Expenses		
Interest Expense	28,000	10,691
Other Finance Charges	3,292	5,340
Net Income (Loss)	**$(117,210)**	**$(254,112)**

Avua Corporation
Statements of Cash Flows
For the Twelve Months Ended December 31, 2016

	2016	2015
OPERATING ACTIVITIES		
Net Income	$(117,210)	$(254,112)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(45,024)	(26,449)
Bottle Inventory	44,083	50,598
Other Current Assets	(1,393)	(3,137)
Other Assets	(4,700)	-
Accounts Payable	(30,849)	43,239
Credit Card Payable	10,304	(9,454)
Other Current Liabilities	10,066	(5,422)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(17,513)**	**49,375**
Net cash provided by operating activities	**(134,723)**	**(204,737)**
FINANCING ACTIVITIES		
Line of Credit	(2,218)	66,145
Notes Payable	112,892	(39,745)
Loan from Shareholders	-	20,000
Loans from Investors	29,627	155,001
Net cash provided by financing activities	**140,301**	**201,401**
Net cash increase (decrease) for period	**5,578**	**(3,336)**
Cash at beginning of period	7,987	11,323
Cash at end of period	**$2,409**	**$7,987**

Avua Corporation
Balance Sheets
As of December 31, 2016

	2016	2015
ASSETS		
Current Assets		
Cash	$2,409	$7,987
Accounts Receivable	114,449	69,425
Bottle Inventory	22,262	66,345
Other Current Assets	5,130	3,737
Total Current Assets	144,250	147,494
Other Assets - Noncurrent	16,557	11,857
TOTAL ASSETS	**$160,807**	**$159,351**
LIABILITIES ANDSTOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$12,390	$43,239
Credit Card Payable	13,263	2,959
Line of Credit	142,968	145,186
Other Current Liabilities	42,220	32,154
Total Current Liabilities	**210,841**	**223,538**
Long-Term Liabilities		
Loan from Shareholders	33,044	33,044
Notes Payable	112,892	-
Loans from Investors	591,948	573,477
Total Long-Term Liabilities	**737,884**	**606,521**
Total Liabilities	**948,725**	**830,059**
Stockholders' Equity		
Retained Earnings	(670,708)	(416,596)
Net Income	(117,210)	(254,112)
Total Stockholders' Equity	**(787,918)**	**(670,708)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$160,807**	**$159,351**

Avua Corporation
Statements of Stockholders' Equity
For the Years Ended December 31, 2016 and 2015

	Common Stock $0.0001 Par Value	Retained Earnings	Total Stockholders' Equity
Balance January 1 , 2015	-	$(416,596)	$(416,596)
Net income (loss)		(254,112)	(254,112)
Balance December 31, 2015	-	(670,708)	(670,708)
Net income (loss)		(117,210)	(117,210)
Balance December 31, 2016	-	$(787,918)	$(787,918)

Total outstanding shares at December 31, 2016 and 2015 were 9,011,345.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation. The consolidated financial statements include Avua Corporation. There are no intercompany transactions.

The Company brands and sells alcoholic beverages, specifically spirits, through its offices at 284 Sullivan Place, Brooklyn, NY 11225. Its primary products are branded under the mark "Avuá Cachaça", are produced in Brazil, imported into the United States and the European Union, and sold to importers or state distributors for resell. There is a diversity of distributor customers.

Use of Estimates. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect thte amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash Flows. Cash and cash equivalents include cash and deposits in a bank which is insured by the Federal Deposit Insurance Corporation up to $250,000.

Accounts Receivable. Trade accounts receivable from customers are recorded at net realizable value. No provision has been made for uncollectable accounts receivable as of December 31, 2016, since all amounts are expected to be collected.

Revenue Recognition. Sales to distributor partners are recorded when the product is shipped to the customer and all conditions of the sale have been met.

Loans. The Company does not hold other parties' debt, except as part of its accounts receivable which are on thirty day terms, with some minor exceptions required by laws of certain U.S. states.

Depreciation. Depreciation is recorded only for the fixed assets such as the mold production for the custom bottles.

Subsequent Events. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company has evaluated subsequent events for recognition and disclosure through December 31, 2016, which is the date the financial statements were available to be issued.

Income Taxes. The Company provides for income taxes in accordance with accounting standards, for which deferred tax assets are to be recognized unless it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Concentration of Credit Risk. The Company has credit with a diverse mixture of distributor partners throughout the United States and European Union.